Registration Statement No. 333-164783

Relating to the Preliminary Prospectus Supplement, dated September 6, 2012

Annaly Capital Management, Inc.

7.50% SERIES D CUMULATIVE REDEEMABLE PREFERRED STOCK

($25.00 LIQUIDATION PREFERENCE PER SHARE)

Final Term Sheet

September 6, 2012

Issuer: Annaly Capital Management, Inc.
Security: 7.50% Series D Cumulative Redeemable Preferred Stock
Shares offered: 16,000,000 shares
Over-allotment option: 2,400,000 shares
Type of security: SEC Registered—Registration Statement No. 333-164783; preliminary prospectus supplement, subject to completion, dated September 6, 2012
Trade date: September 6, 2012
Settlement and delivery date: September 13, 2012 (T + 5)
Public offering price: $25.00 liquidation preference per share; $400,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)
Underwriting discount: $0.7875 per share; $12,600,000 total (assuming the over-allotment option is not exercised)
Net proceeds to the Issuer, before expenses: $24.2125 per share; $387,400,000 total (assuming the over-allotment option is not exercised)
Maturity: Perpetual (unless redeemed by the Issuer on or after September 13, 2017, pursuant to the optional redemption right described below, or redeemed by the Issuer at any time pursuant to the special optional redemption right described below, or converted by an investor in connection with a Change of Control as described below or redeemed by the Issuer pursuant to its articles supplementary to preserve its qualification as a real estate investment trust, or REIT.
Dividend rate: Quarterly cumulative dividends, in arrears, on March 31, June 30, September 30 and December 31 each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day) from the date of original issuance at 7.50% of the $25.00 per share liquidation preference per annum (equivalent to $1.875 per annum per share), commencing on December 31, 2012.

Liquidation preference: $25.00 per share
Optional redemption: Not redeemable before September 13, 2017, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes and except as described below under “Special optional redemption.” On or after September 13, 2017, the Issuer may, at its option, redeem any or all of the shares of the Series D Preferred Stock at $25.00 per share plus any accumulated and unpaid dividends to, but not including, the redemption date.

Special optional redemption:  Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem any or all of the shares of Series D Preferred Stock within 120 days after the first date on which such Change of Control occurred at a cash redemption price of $25.00 per share plus any accumulated and unpaid dividends to, but not including, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided notice of its election to redeem some or all of the Series D Preferred Stock (whether pursuant to its optional redemption right or this special optional redemption right), the holders of Series D Preferred Stock will not have the conversion right described below under “Conversion rights” with respect to the shares of Series D Preferred Stock called for redemption.

Change of Control:  Deemed to occur when, after the original issuance of the Series D Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all the Issuer’s stock entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”) or The NASDAQ Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or Nasdaq.

Conversion rights:  Upon the occurrence of a Change of Control, each holder of Series D Preferred Stock will have the right (subject to the optional redemption and the special optional redemption described above) to convert some or all of the Series D Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series D Preferred Stock to be converted equal to the lesser of:

•         the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of the Series D Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series D Preferred Stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price (as defined below); and

•         2.85225 (the “Share Cap”), subject to adjustments to the Share Cap for any splits, subdivisions or combinations of our common stock.

in each case, on the terms and subject to the conditions described in the preliminary prospectus supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the preliminary prospectus supplement.

The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

The “Change of Control Conversion Date” is the date the Series D Preferred Stock is to be converted, which will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series D Preferred Stock.

The “Exchange Cap” is the aggregate number of shares of the Issuer’s common stock (or equivalent alternative conversion consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right. For the avoidance of doubt, subject to certain adjustments, the Exchange Cap will not exceed 45,636,000 shares of the Issuer’s common stock (or equivalent alternative conversion consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series D Preferred Stock is exercised, not to exceed 52,481,400 shares of the Issuer’s common stock in total (or equivalent cash, securities or other property or assets (including any combination thereof), as applicable).

NYSE listing symbol: NLYPrD
CUSIP: 035710805
ISIN: US0357108051

Joint Lead Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC
Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Stifel, Nicolaus & Company, Incorporated

The issuer has filed a registration statement (including a base prospectus dated February 8, 2010) and a preliminary prospectus supplement, dated September 6, 2012 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free 1-800-294-1322, UBS Securities LLC by calling toll-free 1-877-827-6444, ext. 561 3884, J.P. Morgan Securities LLC by calling collect at 1-212-834-4533, or RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829.

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